

July 27, 2020

Desiree Burke
Chief Accounting Officer
Gaming & Leisure Properties, Inc.
845 Berkshire Boulevard
Wyomissing, PA 19610

      Re: Gaming & Leisure Properties, Inc.
          Form 10-K for the year ended December 31, 2019
          Filed February 21, 2020
          File No. 001-36124

Dear Ms. Burke:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to our comment, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
4. Real Estate Investments, page 77

1.   We note your disclosure that your tenant decided to close the Resorts Casino Tunica property and as a result you accelerated depreciation on the property such that the net book value was zero as of December 31, 2019. Please clarify for us why the closure of the property by your tenant resulted in the acceleration of depreciation. In your response, please tell us the following:
   - Summarize the terms of the lease agreement that allow the tenant to close the property.
   - Tell us whether you have the right or ability to lease the property to a different casino operator or find an alternative use for the property.
   - Clarify for us whether the underlying ground lease is owned by a third party, and whether you were obligated to terminate the ground release as a result of the closure

of the property.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Robert Telewicz, Branch Chief, at 202-551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven Snyder